LISBOA LEISURE, INC.
                                H 16/B, Adsulim,
                           Benaulim, Goa, India 403716
                        Telephone: (011) 91989-055-77-27
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March 9, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION: SUSAN BLOCK

Dear Ms. Block:

RE: REGISTRATION STATEMENT ON FORM S-1 - SEC FILE #333-168337

We are in receipt of your letter dated March 2, 2012 concerning comments you have regarding our registration statement on Form S-1 that we filed on February 15, 2012. We provide the following responses to your concerns:

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. PLEASE TELL US WHEN YOUR CHARTER HAS BEEN REINSTATED BY THE NEVADA SECRETARY OF STATE. PLEASE ALSO CONFIRM THAT YOU WILL NOT SEEK EFFECTIVENESS OF THE REGISTRATION STATEMENT UNTIL YOUR CHARTER HAS BEEN REINSTATED BY THE NEVADA SECRETARY OF STATE OR, ALTERNATIVELY, PLEASE REVISE YOUR FILING TO DISCLOSE THAT YOUR CHARTER HAS BEEN REVOKED AND PROVIDE US WITH AN ANALYSIS AS TO THE SECURITIES LAW IMPLICATIONS OF OFFERING STOCK IN A COMPANY THAT IS CURRENTLY NOT A VALID CORPORATION UNDER STATE LAW AND SPECIFICALLY ADDRESS THE ABILITY OF COUNSEL TO OPINE THAT THE SHARES ARE VALIDLY ISSUED.

     We have provided our resident agent with the necessary documents to affect our reinstatement and expect that the Nevada Secretary of State will reflect that we are in good standing shortly. We confirm that we will not seek effectiveness of our registration statement until the Nevada Secretary of State reinstates our charter.

SUMMARY, PAGE 3

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 8 AND REISSUE IN PART. PLEASE REVISE THE FIRST FULL PARAGRAPH ON PAGE 4 TO STATE WHETHER YOU HAVE ANY WRITTEN AGREEMENTS FOR ANY INVESTMENTS OR LOANS IN YOUR COMPANY BY OTHERS. IF SO, PLEASE FILE SUCH AGREEMENTS AS EXHIBITS TO YOUR REGISTRATION STATEMENT OR ADVISE.

     We have revised the noted paragraph to indicate that we do not have any written agreements in place for any investments or loans from third parties.

THE OFFERING, PAGE 4

3. WE NOTE THAT YOU DELETED THE LANGUAGE REGARDING YOU SOLE OFFICER AND HER AFFILIATES NOT INTENDING TO PURCHASE ANY SHARES IN THIS OFFERING. PLEASE ADVISE.

     The noted sentence was unintentionally omitted during EDGAR formatting. We have re-inserted it into our disclosure.

DESCRIPTION OF OUR BUSINESS, PAGE 19

BEACH SHACK APPLICATION AND LICENSE, PAGE 21

4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 10 AND REISSUE IN PART. PLEASE REVISE THE LAST SENTENCE OF THE FIFTH PARAGRAPH OF THIS SECTION AS APPROPRIATE AS IT APPEARS THAT MS. FERNANDES HAS SOME EXPERIENCE OPERATING A BEACH SHACK.

     We have revised the sentence to read as follows:

     "If more applications for beach shack permits are submitted than there are available permits, we would be considered an applicant with experience and our chance of receiving a permit would be greater than those applicants without any experience since we would be part of the 90% allocation."

APPLICATION FOR BEACH SHACK IN 2012, PAGE 23

5. WHILE WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 13, IT APPEARS THAT YOU STILL HAVE DISCLOSURE IN THE FILING, SUCH AS IN THE LAST PARAGRAPH OF THIS SECTION AND THE SECOND TO LAST PARAGRAPH OF THE PLAN OF OPERATION SECTION STARTING ON PAGE 30, WHICH INDICATES THAT YOU WILL ATTEMPT TO ACQUIRE INTERESTS IN EXISTING BEACH SHACKS. PLEASE EITHER REVISE THROUGHOUT YOUR FILING TO DELETE DISCLOSURE WHICH INDICATES THAT YOU WILL ATTEMPT TO ACQUIRE INTERESTS IN EXISTING BEACH SHACKS OR PROVIDE A DETAILED LEGAL ANALYSIS AS TO WHY YOU BELIEVE THAT YOU ARE NOT AN INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940 AND SPECIFICALLY DISCUSS THE APPLICABILITY OF ANY RELEVANT EXEMPTIONS UNDER SECTION 3 OF THE ACT.

     We have removed all disclosure in our registration statement that indicates that we will attempt to acquire interests in existing beach shacks.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PAGE 29

ACTIVITIES TO DATE, PAGE 30

6. PLEASE REVISE THIS SECTION TO DELETE THE LANGUAGE "TO GENERATE SOME REVENUE" AS IT APPEARS THAT YOU DID NOT GENERATE ANY REVENUES FROM YOUR INTEREST IN THE SEAVIEW BEACH SHACK OR ADVISE.

     We have deleted the noted phrase.

PLAN OF OPERATION, PAGE 30

7. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 4 AND REISSUE IN PART. PLEASE REVISE THIS SECTION TO PROVIDE YOUR QUARTERLY BURN RATE AND YOUR CURRENT CASH BALANCE AS OF THE MOST RECENT PRACTICABLE DATE. REVISE THIS SECTION AND THE SUMMARY SECTION TO UPDATE YOUR CASH BALANCE ON HAND WITH ANY SUBSEQUENT AMENDMENTS.

     We have revised our Plan of Operation to disclose our quarterly burn rate and current cash balance and have updated our cash balance in the Summary section.

Yours truly,

LISBOA LEISURE, INC.


/s/ Maria Fernandes
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Maria Fernandes
President

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